May 5, 2016
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2015
Filed February 29, 2016
Response Letter Dated May 3, 2016
File No. 1-32638

Dear Mr. O'Brien:
On behalf of TAL International Group, Inc., ("TAL" or the "Company"), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 3, 2016 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2015 filed February 29, 2016, as amended on April 22, 2016.
To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015
General
1. SEC Comment #1: (Critical Accounting Policies, page 62, Leasing Equipment, page 63) We note your response to prior comment 2. You base residual value estimates, and other long term estimates such as useful life, on historical data that incorporates multiple business cycles. Please expand your disclosures to provide much of the information provided in your response, including your belief that a 12-year historical average is the most appropriate length of time to capture the cycles of your business and to allow for an assessment of your assumptions underlying your depreciation policy. Expand your disclosure to address the fact that during the fourth quarter of 2015, the average sales prices for most equipment types were below the Company’s residual value estimates used in its deprecation policy. Discussion of your regression analysis on the historical sales prices and the strong statistical correlation between new equipment prices and disposal sales may provide insight into how you determined that notwithstanding the weakness in the container leasing industry you do not currently believe that a change to your residual values is warranted at this time. Clarify that you continue to monitor disposal prices for indicators of a deeper, more sustained market downturn, and if necessary will adjust your estimates of residual values in your depreciation policy if there are indicators that the current weak market for containers will be sustained in the long term.

Response: Per the Staff's request, the Company has expanded its disclosure in Critical Accounting Policies - Leasing Equipment on pages 23 to 26 of the Company's 10K/A - Amendment No. 2.

2. SEC Comment #2: (Critical Accounting Policies, page 62, Leasing Equipment, page 63) Your response to prior comment 3 identified negative performance trends that indicated the carrying amount of your leasing equipment may not be recoverable. Please expand your disclosures to address the following comments:

•	Identify these negative performance trends;

•	Clarify that you tested these assets for recoverability as of December 31, 2015;

•	Identify the level at which you tested these assets for recoverability. In this regard, it appears your testing was done based on the asset groupings identified in your response;

•
Based on your estimated undiscounted future cash flows for your dry containers, it appears that the excess cash flows of $205 million are not substantially in excess of its $2.7 billion carrying amount. Provide the following additional information:

•	The percentage by which your estimated undiscounted future cash flows for your dry containers exceeded carrying value;

•
A description of the key assumptions used in calculating the dry containers’ future cash flow and how those key assumptions were determined. If you have material service leases with no set lease expiration dates, please confirm that these leases have historically remained on hired for an additional 32 months;

•
A discussion of the degree of uncertainty associated with the specific key assumptions. In this regard, it would appear that in addition to the sensitivity of your utilization rates and sales prices, your estimates of additional months on hire under expired leases include an inherent degree of uncertainty; and

•	A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response: Per the Staff's request, the Company has expanded its disclosure in Critical Accounting Policies - Leasing Equipment on pages 23 to 26 of the Company's 10K/A - Amendment No. 2.

3. SEC Comment #3: (Goodwill, page 65) We note your response to prior comment 4. You indicate that in performing Step 1 of the goodwill impairment test, the estimated fair value, inclusive of a control premium of 24%, resulted in a market capitalization of $673.8 million, indicating no impairment of goodwill, as the market capitalization exceeded the carrying value by $8.2 million. We note that this estimated market capitalization is not substantially in excess of the carrying value. Please expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge:

•	The percentage by which fair value exceeded carrying value;

•
A description of the key assumptions specifically used in determining the estimated market capitalization and how those key assumptions were determined. Please ensure this disclosure addresses how you determined the control premium;

•	A discussion of the degree of uncertainty associated with the specific key assumptions; and

•	A description of potential events and/or changes in circumstances that are specific to the reporting unit and could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response: Per the Staff's request, the Company has expanded its disclosure in Critical Accounting Policies - Goodwill on pages 27 and 28 of the Company's 10K/A - Amendment No. 2.

4. SEC Comment #4: (Goodwill, page 65) Your revised disclosures indicate that the annual impairment test is conducted by comparing the fair value of the reporting units as compared with its carrying amount and that you consider its market capitalization as corroboration. This disclosure appears to indicate that you have had a change in your accounting for assessing goodwill for impairment in accordance with ASC 350. If so, please provide a discussion of such change.

Response: The Company respectively advises the Staff that the Company has elected to bypass the optional qualitative approach permitted under ASC 350 for testing goodwill for impairment. The annual goodwill impairment test was conducted as of the in the fourth quarter of 2015. There was no change in the measurement date for conducting the annual goodwill impairment test. As the concept of fair value is inherently quantitative (i.e., its end result is a value), the Company has elected to perform a Step 1 calculation to ensure that all events and circumstances impacting the industry and Company are adequately supported by quantitative evidence.

Prior to 2015, the Company had historically used and disclosed the use of the market approach as its primary approach for its goodwill impairment analysis. For example, when preparing its annual goodwill impairment test as of the 2014 assessment period, the Company determined that the fair value of the reporting units based on market capitalization (approximately $1,447 million) exceeded the carrying amount of the reporting units (approximately $691 million) by 110%. Due to this significant excess fair value, the Company concluded that goodwill was not impaired as of the 2014 assessment period and the further consideration of other valuation techniques, such as the income approach, would not result in a different conclusion.

For the Company’s annual goodwill impairment analysis as of the 2015 assessment period, it was concluded that due to the volatility in the overall economic environment that reflects changes in the control value that is inherent within ASC 350, the Company concluded that the use of multiple valuation techniques mentioned below provides an amount that was representative of the fair value of the reporting units as of the 2015 assessment period and was in-line with the fair value measurement principles set forth in ASC 350-20.

Under the market capitalization approach, we estimated the fair value of the reporting unit by adding to our market capitalization a control premium. A control premium was applied to the market capitalization to reflect the premium that would be paid by an acquiring entity to obtain a controlling interest. As noted in ASC 350-20-35-23, substantial value may arise from an acquirer’s ability to take advantage of synergies and other benefits that result from its control over a company. Therefore, the fair value considered the effect of a control premium in measuring the fair value of a reporting unit, as contemplated by ASC 350. Under this approach, the estimated fair value, inclusive of a control premium of 24%, resulted in a market capitalization of $673.8 million, indicating no impairment of goodwill, as the market capitalization exceeded the carrying value by $8.2 million.

The Company also utilized the Income Approach, specifically the Discounted Cash Flow (DCF) method, which is commonly used in the valuation industry and is appropriate valuing reporting units for ASC 350 purposes. The discounted cash flow method resulted in an estimated fair value of approximately $716.4 million, which was $51.4 million, or 7.7%, higher than carrying value.

The Company respectively advises the Staff that the use of multiple valuation techniques in-line with the fair value measurement principles set forth in ASC 350-20. The change in or of one commonly used valuation technique to another would not constitute an accounting change under ASC 250.

The Company weighted the fair values using the income approach as we believe that this approach is the most meaningful as it is how market participants would value our reporting units.

As a final corroboration as to the identification of potential impairment under Step 1 of the goodwill impairment test and in consideration potential sources of contrary evidence, the Company also considered the implied fair value of the goodwill determined by assigning the fair values of the reporting units to all of the assets and liabilities of that units as if the reporting units had been acquired in a business combination. On November 9, 2015, TAL International Group Inc. (TAL) and Triton Container International Limited (Triton) entered into the transaction agreement providing for the combination (mergers) of TAL and Triton. Triton has been treated as the acquirer in the mergers for accounting purposes. As such, the Company’s assets and liabilities were estimated at their fair values. As shown in the Triton International Limited Amendment No. 1 to Form S-4 filed on February 5, 2016, the resulting effect was the fair value of the entity was approximately $90.6 million, or 21.6% greater than the values assigned to the net identifiable assets of the Company.

In response to the Staff’s comment, the Company has revised the disclosure to clarify the approach used in conducting its annual impairment test for goodwill on pages 27 and 28 of the Company's 10K/A - Amendment No. 2.

5. SEC Comment #5: (Goodwill, page 65) If your annual impairment test is conducted by comparing the fair value of the reporting units as compared with its carrying amount, please expand your disclosure to identify the level at which you have identified your reporting units. Furthermore, you indicate that based on the results of this testing, the Company determined that the fair values of each of its reporting units exceeded their respective carrying amounts. For your reporting units that have fair values that are not substantially in excess of the carrying value, expand your disclosures to provide the following additional information to allow for an assessment of the probability of a future material impairment charge for each reporting unit:

•	The percentage by which fair value exceeded carrying value;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the key assumptions specifically used for the reporting unit and how those key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the specific key assumptions; and

•	A description of potential events and/or changes in circumstances that are specific to the reporting unit and could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Please tell us and disclose the discount rates and perpetual growth rates that were used in your discounted cash flow valuation models.

Response: Per the Staff's request, the Company has expanded its disclosure in Critical Accounting Policies - Goodwill on pages 27 and 28 of the Company's 10K/A - Amendment No. 2.

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

By:	/s/ John Burns
Name:	John Burns
Title:	Senior Vice President and Chief Financial Officer
cc: Brian Sondey, TAL International Group, Inc.